Exhibit 6.7

TICKET SOLUTION AGREEMENT (API)

This Ticket Solution Agreement (“Agreement”) is effective as of 10 OF SEPTEMBER, 2020 (the “Effective Date”) between MYN3 CORPORATION, a DELAWARE CORPORATION with offices located at 12425 SW 43RD ST, MIAMI, FL 33175 (“Company”) and Ticket Evolution, Inc., a Delaware corporation, with offices located at 121 East 24th Street, 7th Floor, New York, NY 10010 (“Ticket Evolution”).

Whereas Ticket Evolution operates a ticket exchange, and through such exchange, maintains and has access to an inventory of event tickets (“Tickets”);

Whereas Ticket Evolution also provides a solution that allows participating companies to offer and resell its Ticket inventory, including the related Ticket Content (as defined in Section 4.1(b) below) (collectively, the “Inventory”) to their customers (the “Solution”); and

Whereas Ticket Evolution agrees to provide to Company and Company agrees to make use of the Solution, as described in, and in accordance with, the terms and conditions of this Agreement.

Now therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1.	The Solution. The Solution consists of the following components. Portions of the Solution may be provided by third parties.

1.1	API. Subject to Section 4.1, Ticket Evolution will provide Company a license to Ticket Evolution’s application programming interface (the “API”). Through the API, Company will have access to the Inventory and may display the Inventory to its customers (“Customers”). Ticket Evolution will use commercially reasonable efforts to make its Inventory available to Company through the API 24 hours a day, 7 days a week; provided that Company acknowledges that there may be occasions when the Inventory is not accessible, in which case Ticket Evolution will use commercially reasonable efforts to restore accessibility of the Inventory as soon as reasonably feasible.

1.2	Technical Support. Ticket Evolution will maintain a help desk to address Company’s technical questions or problems regarding the API. The help desk is accessible from 9:00 a.m. until 6:00 p.m. Eastern Time, Monday through Saturday by phone or e-mail. The e-mail address for the help desk is support@ticketevolution.com and the phone number is (201) 499-0833.

1.3	Fulfillment. Ticket Evolution will be responsible for arranging the delivery of any Tickets purchased by Customers from the selling broker to Company. Company will be responsible for delivering the Tickets to each purchasing Customer. Tickets may be provided electronically or in paper form, as available.

1.4	Fraud Tool. Ticket Evolution offers a fraud tool for Company’s use as an integrated part of the Solution, which tool may be used to detect and prevent fraud in connection with the sale of any Tickets purchased by Customers (the “Fraud Tool”). The cost for use of the Fraud Tool is set forth in Section 2.5 below. As of the Effective Date, the Fraud Tool is powered by RiskIfied; provided that Ticket Evolution reserves the right to change the provider(s) of such Tool from time to time during the Term of the Agreement.

2.	Ticket Prices and Fees.

2.1	Ticket Purchase Price. The price Company shall pay to Ticket Evolution for each Ticket (the “Purchase Price”) shall be equal to the price of such Ticket as broadcast through the API. All Tickets purchased by Company are final, non-refundable and non-cancellable once accepted by the selling broker.

2.2	Ticket Selling Price. Company shall determine the price paid by Customers for Tickets.

2.3	Fees. The fee for the Solution (the “Fee”), is equal to the sum of (i) the set-up fee specified in Exhibit 1 (the “Set-up Fee”) and (ii) the monthly fee specified in Exhibit 1 (the “Monthly Fee”).

2.4	Delivery Charges. A charge for the delivery of paper Tickets to Company (the “Delivery Charge”) is in addition to the Fee and is not included in the Purchase Price.

2.5	Fraud Tool. For Company’s use of the Fraud Tool under this Agreement, Ticket Evolution will charge Company an additional fee of one percent (1%) of the Ticket selling price. Such charge is in addition to the Fee, and will not be included within the Purchase Price set forth above.

3.	Payment.

3.1	EvoPay Account.

(a)	Creation. Company shall establish and maintain in good standing an account with Ticket Evolution (the “EvoPay Account”).

(b)	Withdrawals and Deposits; Authorization. Company acknowledges and agrees that the Purchase Price and any amounts payable to Company hereunder, including refunds (if any), but not including the Set-up Fee, Monthly Fee and Delivery Charges, will be debited from or credited to Company’s EvoPay Account, as applicable, via automated clearing house (ACH) transfers. Company will provide all information and authorizations reasonably requested by Ticket Evolution to allow Ticket Evolution to process such debits from and credits to Company’s EvoPay Account.

(c)	Required Balance. For the three (3) month period starting on the Effective Date, Company shall maintain a balance in its EvoPay Account that exceeds the level of expected daily Ticket orders projected by Company and Ticket Evolution. After such three (3) month period, Company will maintain an EvoPay Account balance that exceeds its rolling three (3) month daily average of Ticket sales (as determined by Ticket Evolution) plus 10 percent (10%). Ticket Evolution will send alerts via email to Company if its EvoPay Account balance is below this threshold. For avoidance of doubt, no Ticket orders will be processed if Company’s EvoPay Account balance is insufficient.

3.2	Set-up Fee. The Set-up fee is due upon execution of this agreement.

3.3	Monthly Fee. Ticket Evolution will charge companies’ credit card, on or about the first business day of each month, for the Monthly Fee attributable to such month (e.g., the Monthly Fee for May will be debited on or about May 1st). The monthly fee will begin when the Company begins to sell Tickets utilizing the API.

3.4	Ticket Sales. For each order for Tickets placed by a Customer that is accepted by the applicable selling broker, Ticket Evolution will, using its own funds, immediately credit the account of the selling broker an amount equal to the Base Price for such Tickets. At the same time, Ticket Evolution will debit Company’s EvoPay Account an amount equal to the Purchase Price.

3.5	Delivery Charges. Ticket Evolution will invoice and charge company’s credit card on or about the fifth business day of each month, for any Delivery Charges incurred by Company hereunder.

3.6	Fraud Tool Charges. Ticket Evolution will invoice and charge Company’s stored credit card on file on or about the fifth business day of each month, for any Fraud Tool charges incurred by Company hereunder.

3.7	Refunds; Cancellations; Fulfillment; Substitutions; Fraudulent Chargebacks.

(a)	Refunds. In the event that Company notifies Ticket Evolution that it does not receive Tickets prior to the applicable event, Ticket Evolution will investigate, and if its investigation confirms that Tickets were not timely delivered, promptly refund the Purchase Price to Company’s EvoPay Account.

(b)	Cancellations. If an event is canceled, Ticket Evolution shall refund to Company the Purchase Price for Tickets purchased by Customers to such event. Ticket Evolution shall provide any such refunds upon request. If an event is postponed or rescheduled, Ticket Evolution will not provide any refund.

(c)	Substitutions. In cases where a Ticket purchase by a Customer is confirmed by the selling broker, but subsequently becomes unavailable, Ticket Evolution will use commercially reasonable efforts to provide the same number of substitute tickets to the same event, in a section/row of equal or better location. Ticket Evolution will promptly provide Company notice regarding any such substitution. In the event that equal or better substitutions are offered, The Company is not required to accept the substitutions, but no penalties will apply.

(d)	Fraudulent Chargebacks. (i) In the event that Company elects to use the Ticket Evolution Fraud Tool, Ticket Evolution will offer Company a full, 100% money-back guarantee for any fraudulent chargebacks that occur in connection with sales of Tickets through the Solution. (ii) In the event, however, that Company is not using the Fraud Tool, Ticket Evolution will have no responsibility for any such fraudulent chargebacks, and, as between the parties, Company will bear the full risk for all such chargebacks. Company will indemnify, defend and hold harmless Ticket Evolution for any and all costs, fees and damages incurred in connection with any and all such fraudulent chargebacks.

Ticket Evolution’s full refund, cancellation & substitution policy can be found at Ticket Evolution Refund Policy.

3.8	Taxes. Company shall pay, and indemnify Ticket Evolution against, all taxes or charges of any kind or character, levied or assessed by any Federal, state or local governmental taxing authority, including but not limited to sales tax, use tax, excise tax, assessments (excluding taxes on Ticket Evolution’s income) and all penalties and interest thereon, based on or in any way measured by Company’s activities pursuant to or related to this Agreement.

4.	License and Ownership.

4.1	API.

(a)	Company Outlets. “Company Outlets” shall mean the Company and Company affiliate websites and mobile applications specifically identified on Exhibit 1. Any other websites and/or applications in addition to those set forth in Exhibit 1 are subject to Ticket Evolution’s prior written approval.

(b)	License. Subject to the terms of this Agreement, Ticket Evolution hereby grants Company a revocable, non-exclusive, worldwide, non-transferable, non-sublicensable, royalty-free license during the Term (as defined below), to (a) use and make calls to the API, and (b) use, reproduce, distribute, transmit, display, perform and modify (solely to the extent necessary to format and display it through the Company Outlets) to Customers some or all of the Inventory including the Ticket Content. As used herein, “Ticket Content” means information regarding or related to events including performer or team name, date(s), venue, price, quantity, seat location, seat maps, venue information, trademarks, trade names, images, graphics, music, videos, logos, event, venue and/or performer descriptions and any other listing data, information or materials related to the Inventory.

(c)	Restrictions. Company shall not use or distribute the Inventory other than as expressly permitted hereunder. In addition, without limitation, Company shall not (i) provide access to the API or the API credentials provided by Ticket Evolution to any other party, (ii) redistribute or make available any part of the Inventory other than through the Company Outlets, (iii) make any modifications to the Inventory, other than as expressly permitted in Section 2.2, (iv) use the API in a manner that exceeds reasonable request volume, or constitutes excessive or abusive usage, (v) interfere with or disable any features or functionality of Ticket Evolution’s services or the API, (vi) translate, reverse engineer, decompile, disassemble or derive source code, underlying ideas, algorithms, structure or organizational form of Ticket Evolution’s services, the API or the Inventory, and/or (vii) defeat, avoid, bypass, remove, deactivate or otherwise circumvent any protection mechanisms for the Ticket Evolution services. In addition to, and without limiting the generality of the foregoing, the rights licensed in 4.1(b) above only include the right to display the Ticket Content in order to sell the Inventory to Customers, and do not include the right to use or distribute any such Ticket Content for any other purposes whatsoever, including on a standalone basis.

(d)	Monitoring. Ticket Evolution has the right (but not the obligation) to monitor Company’s use of the API in order to protect Ticket Evolution and third parties, and to comply with legal obligations or governmental requests.

(e)	Modification of the API. Ticket Evolution may modify the API or any of the features provided in connection with the API at any time with or without notice. Any such modifications may require Company to make changes, at its sole cost and expense, to continue to access the Inventory.

4.2	Proprietary Rights. Ticket Evolution and its licensors reserve all rights, title and interest in and to the Solution, the Inventory and the Ticket Content, including all related intellectual property and all other proprietary rights therein. No rights are granted to Company hereunder other than as expressly set forth herein.

4.3	Marks. Each party shall own all rights, title and interest in and to its logos, trademarks and service marks (collectively “Marks”). Neither party shall, without the other party’s prior written authorization, use, display or reproduce any Marks of the other party.

4.4	Suggestions. Ticket Evolution shall have a royalty-free, worldwide, transferable, sublicensable, irrevocable, perpetual license to use or incorporate into its services any suggestions, enhancement requests, recommendations or other feedback provided by Company.

5.	Confidentiality.

5.1	Definition of Confidential Information. “Confidential Information” means all confidential information disclosed by a party (“Disclosing Party”) to the other party (“Receiving Party”), whether orally or in writing, that is designated as confidential or that reasonably should be understood to be confidential as contemplated under this Agreement. Confidential Information of Ticket Evolution shall include the Solution, all Ticket Content and the terms and conditions of this Agreement. However, Confidential Information shall not include any information that (i) is or becomes generally known to the public without breach of any obligation owed to Disclosing Party, (ii) was known to Receiving Party prior to its disclosure by Disclosing Party without breach of any obligation owed to Disclosing Party, (iii) is received from a third party without breach of any obligation owed to Disclosing Party, or (iv) was independently developed by Receiving Party.

5.2	Protection of Confidential Information. Except as otherwise permitted in writing by Disclosing Party, (i) Receiving Party shall use the same degree of care that it uses to protect the confidentiality of its own confidential information of like kind (but in no event less than reasonable care) not to disclose or use any Confidential Information of Disclosing Party for any purpose outside the scope of this Agreement, and (ii) Receiving Party shall limit access to Confidential Information of Disclosing Party to those of its employees, contractors and agents who need such access for purposes consistent with this Agreement and who have signed confidentiality agreements with Receiving Party containing protections no less stringent than those herein.

5.3	Compelled Disclosure. Receiving Party may disclose Confidential Information of Disclosing Party if it is compelled by law to do so, provided Receiving Party gives Disclosing Party prior notice of such compelled disclosure (to the extent legally permitted) and reasonable assistance, at Disclosing Party’s cost, if Disclosing Party wishes to contest the disclosure.

6.	Term and Termination.

6.1	Term. This Agreement will commence on the Effective Date and continue in effect for one (1) year (the “Initial Term”). Thereafter, this Agreement shall renew for an additional one (1) year terms (each, a “Renewal Term” and together with the Initial Term, the “Term”) unless one party provides the other party at least thirty (30) days prior written notice of its intent to terminate this Agreement and the end of the then-current Initial Term or Renewal Term, as applicable.

6.2	Termination for Cause. A party may terminate this Agreement if the other party fails to cure a material breach of this Agreement within thirty (30) days after receipt of written notice of such breach from the non-breaching party.

6.3	Effect of Termination. Upon termination of this Agreement for any reason, Company’s access to the API shall immediately cease. Company shall be responsible for any amounts due and owing hereunder as of the effective date of such termination. Ticket Evolution shall fulfill any and all orders for Tickets placed by Customer prior to the effective date of termination hereof. In addition, all provisions of this Agreement that by their nature are intended to survive (including but not limited to, Sections 3.7(d), 4.1(c), 5, 6.3, 7, 8, 9, and 10), together with all outstanding payment amounts, will survive any termination or expiration of this Agreement.

7.	Disclaimer. TICKET EVOLUTION DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED OR STATUTORY WITH RESPECT TO THE SOLUTION. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE SOLUTION IS MADE AVAILABLE AND PROVIDED “AS IS” WITHOUT WARRANTY OF ANY KIND (INCLUDING, WITHOUT LIMITATION, ANY EXPRESS OR IMPLIED WARRANTIES OF NON-INFRINGEMENT) AND TICKET EVOLUTION MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE AVAILABILITY OF OR COMPLETENESS OR ACCURACY OF ANY DATA AVAILABLE ON OR THROUGH THE SOLUTION. IN THE EVENT THAT COMPANY DOES NOT RECEIVE TICKETS THAT IT PURCHASED HEREUNDER IN A REASONABLY TIMELY MANNER, TICKET EVOLUTION SHALL, AS COMPANY’S SOLE AND EXCLUSIVE REMEDY, REFUND THE PURCHASE PRICE PAID BY COMPANY FOR SUCH TICKETS IN ACCORDANCE WITH SECTION 4.5(A).

8.	Indemnity. Company will indemnify, defend and hold Ticket Evolution and their respective officers, directors or investors harmless from and against all damages, fees, penalties, fines and expenses (including reasonable attorneys’ fees) in connection with third party suits, claims, demands or actions arising from (i) any false, misleading or inaccurate information related to the Inventory on the Company Outlets, (ii) the violation of any applicable law by Company, including with respect to the Company Outlets, (iii) the actual or alleged infringement of a third party’s intellectual property or privacy rights by the Company Outlets, or products or services offered thereon, or (iv) any defamatory content on the Company Outlets.

9.	Limitations of Liability. OTHER THAN IN CONNECTION WITH A BREACH OF ITS CONFIDENTIALITY OBLIGATIONS OR COMPANY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 8, IN NO EVENT SHALL EITHER PARTY OR ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS OR INVESTORS BE LIABLE FOR ANY INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES UNDER THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, ANY LOSS OF REVENUE, PROFIT OR USE) EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH DAMAGES. FURTHER, EXCEPT FOR BREACHES OF CONFIDENTIALITY OR COMPANY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 8, EACH PARTY’S AND ITS AFFILIATES’ AND THEIR RESPECTIVE OFFICERS, DIRECTORS OR INVESTORS LIABILITY UNDER THIS AGREEMENT SHALL NOT EXCEED THE FEES ACTUALLY PAID BY COMPANY TO TICKET EVOLUTION IN THE THREE (3) MONTHS PRECEDING SUCH CLAIM.

10.	General.

10.1	Assignment. This Agreement and any rights or licenses granted to Company hereunder may not be assigned or transferred by Company without the prior written consent of Ticket Evolution. Ticket Evolution may assign this Agreement as Ticket Evolution deems appropriate. Subject to the foregoing restrictions, all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, to their respective successors and assigns. Any assignment in violation of this Section 11.1 shall be null and void.

10.2	Force Majeure. If either party is unable to perform any of its obligations (other than an obligation to make payments) under this Agreement due to an event beyond the control of that party, including without limitation, natural disaster, acts of God, any act of declared or undeclared war or of a public enemy, any act of terrorism, any fire, explosion, unusually severe weather, any public health or safety emergency, damage in communications, electric power or other utilities or other vital infrastructure, failure or discontinuance of the Internet or failure of communications lines or networks or facilities, any strike or labor disputes, or any actions in response to any of the foregoing or any other event beyond such party’s control, then neither party shall have any liability under this Agreement for such party’s failure or delay in performing any of the obligations imposed by this Agreement to the extent the failure or delay is the result of any of the foregoing events. Notwithstanding the foregoing, financial inability, in and of itself, shall not constitute a force majeure event.

10.3	Relationship of the Parties. The parties are independent contractors. This Agreement does not create a partnership, franchise, joint venture, agency, fiduciary or employment relationship between the parties.

10.4	Notice. Any notice under this Agreement hereunder must be in writing and given either by (i) depositing same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or (ii) delivering the same in person to such party, or (iii) depositing the same into the custody of an nationally recognized overnight delivery service addressed to the party to be notified. In the event of mailing, notices shall be deemed effective three (3) days after posting; in the event of overnight delivery, notices shall be deemed effective on the next business day following deposit with the delivery service; in the event of personal service, notices shall be deemed effective when delivered. For purposes of notice, the addresses of the parties shall be as follows:

If to Ticket Evolution:

Ticket Evolution, Inc.

Attn: CEO

121 East 24th Street

7th Floor

New York, NY 10010

If to Company:

MyN3 Corporation

Attn: CEO

12425 SW 43rd St

Miami, FL 33175

From time to time, any party may change its notice address by giving the other parties no less than ten (10) days advance notice of such change of address in accordance with the notice provisions hereof.

10.5	Publicity. The parties agree to publish an initial press announcing this Agreement within thirty (30) days of the Effective Date. Other than the foregoing, neither Party shall publish any press release regarding the relationship established under this Agreement without the prior written consent of the other party. Other than as permitted hereunder, neither party shall use the other party’s name or logo without the prior written consent from such other party.

10.6	Governing Law; Jurisdiction. This Agreement and any disputes arising out of or related hereto, shall be governed exclusively by the internal laws of the State of New York, without regard to its conflicts of laws rules or the United Nations Convention on the International Sale of Goods. The state and federal courts located in New York County, New York shall have exclusive jurisdiction to adjudicate any dispute arising out of or relating to this Agreement. Each party hereby consents to the exclusive jurisdiction of such courts. Each party also hereby waives any right to jury trial in connection with any action or litigation in any way arising out of or related to this Agreement. If any legal action is brought by a party to enforce this Agreement, the prevailing party will be entitled to recover its attorneys’ fees, court costs and other related expenses from the other party, in addition to any other relief it may receive.

10.7	Amendment; No Waiver; Cumulative Remedies. This Agreement may be amended only by written agreement signed by both parties. No failure or delay by either party in exercising any right under this Agreement shall constitute a waiver of that right. Other than as expressly stated herein, the remedies provided herein are in addition to, and not exclusive of, any other remedies of a party at law or in equity.

10.8	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, the provision shall be modified by the court and interpreted so as best to accomplish the objectives of the original provision to the fullest extent permitted by law, and the remaining provisions of this Agreement shall remain in effect.

10.9	Entire Agreement. This Agreement, including all exhibits and addenda hereto, constitutes the entire agreement between the parties and supersedes all prior and contemporaneous agreements, proposals or representations, written or oral, concerning its subject matter.

Intending to be legally bound, the parties, through their authorized representatives, have executed this Agreement as of the Effective Date.

Ticket Evolution: TICKET EVOLUTION, INC.	COMPANY:

By:	By:

Name:	Name:	Santiago Figuereo

Title:	Title:	CEO

Date:	Date:	09/10/2020

EXHIBIT 1

FEES AND DELIVERY CHARGES

Fee. The Fee includes the Solution components specified in Section 1 of the Agreement

Fee Components	Fee
Set-up Fee	$500
Monthly Fee	$250

Delivery Charge. To be calculated based on Company’s “ship to” address and Ticket Evolutions shipping then-current rates.

Company Outlets. [PLEASE LIST ALL WEBSITES AND MOBILE APPLICATIONS THROUGH WHICH COMPANY SHALL SELL INVENTORY]

Tyket (mobile App), Tykmart (Web App), Tykmart.com, Tyket.com